UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure)

1. Details of information	Disclosure title	Guide to the shareholder-friendly policy to enhance shareholder value
Summary of ad-hoc public disclosure

Following the tentative change to the holding company structure, the Company would like to provide as below a guide to its shareholder-friendly policy in order to enhance the predictability of shareholder return and shareholder value:

① Retirement of treasury stock

•  The Company will be retiring a portion of the currently owned treasury stocks within 2022 in order to meet the shareholders’ expectation.

② Dividend policy

•  According to the current mid-term dividend policy, the Company plans to pay 30% of the consolidated net income attributable to controlling interests as dividend until 2022 .

•  Afterwards, in tandem with increasing corporate value, the Company plans to pay more than a minimum of KRW 10,000 per share.

	Expected ad-hoc public disclosure date & time	—

2. Details of information release	Information providers	IR Group
	Information recipients	Shareholders and investors, media and press, etc.
	Date & time of information release	To be disclosed as needed after this fair disclosure
	Title and place of event held	—

3. Contact points (department/phone number)		IR Group(02-3457-0114)

4. Other matters to be factored into investment decisions

•  The consolidated net income attributable to controlling interests (one-off costs not generating cash outflow adjusted) above signifies the amount calculated according to the consolidated financial statements, including the net income for the current term of the steel subsidiary to be newly incorporated following the split-off.

•  The Company currently operates a quarterly dividend system, and the dividend for each quarter and the dividends and details, etc. of the fiscal year (within the limit of profits available for dividends according to the Commercial Act) will be finally decided through board resolution and approval at the general shareholders’ meeting.

•  Specific details including the scale and schedule of the treasury stock retirement will be separately disclosed when they are confirmed through board resolution.

Related disclosure	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: January 11, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President